Exhibit 99.1

GFL Environmental Concludes Review of Unsolicited Inbound Proposals; Board Unanimously Reaffirms Strategy to Remain Public

MIAMI BEACH, FL, November 10, 2026 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”) today confirmed that a Special Committee of the Board of Directors (the “Board”) has concluded its previously announced process to review unsolicited proposals to acquire the Company and take it private.

The Special Committee, comprised entirely of independent directors, undertook a comprehensive evaluation with the assistance of independent financial and legal advisors. Consistent with its fiduciary duties, the Special Committee considered, among other things, the Company’s business prospects, its equity stakes in its Environmental Services and Infrastructure businesses, the industry outlook and current market conditions. Following this review, the Special Committee determined the proposals received were not in the best interests of the Company considering the long-term value creation opportunities that lie ahead. On the recommendation of the Special Committee, the Board unanimously determined that remaining a public company is the best path forward for all shareholders.

“Following a thorough review with our independent advisors, the Special Committee concluded that while the range of valuations proposed were based on a premium to where GFL currently trades, that is not reflective of the full value of our standalone strategy,” said Dino Chiesa, Chair of the Special Committee. “The Board is unanimous in its conviction that GFL’s standalone growth plans offer far superior risk-adjusted returns for shareholders. I want to emphasize that the Board is focused on unlocking value for all shareholders through the ongoing execution of the Company’s strategic plan. We remain open to considering any proposal that is in the best interests of shareholders, if it recognizes the intrinsic value of the Company.”

“The Company has never had a better outlook,” said Patrick Dovigi, Founder and Chief Executive Officer of GFL. “We see a clear path to achieving the targeted improvements to adjusted EBITDA margin and free cash flow conversion laid out at investor day and longer term, those targets are by no means a ceiling for us. Our free cash flow profile has meaningfully inflected, which should allow for a doubling of free cash flow per share over the next five years. Additionally, the enhanced free cash flow provides ultimate financial flexibility for capital deployment, allowing for robust levels of M&A, organic growth investment, and return of capital to shareholders, all while maintaining our net leverage target. For the first time in our history, we will have flexibility in our capital allocation strategy, including opportunistic share repurchases on a recurring basis.”

Mr. Dovigi continued, “Over the last 20 years, we have built a resilient, market-leading environmental services platform that has consistently performed quarter after quarter across all economic cycles. This process has allowed us to meaningfully engage with our shareholder base and examine our business through the lens of world class investors, reinforcing our conviction in our ability to continue to execute on our growth strategy and maximize long-term equity value for all shareholders.”

Mr. Dovigi concluded, “While the Special Committee has concluded its process, we understand that certain parties remain interested in acquiring some or all of the stakes held by our financial sponsor shareholders and we will facilitate that process as required. The continued strong interest from leading global institutional investors is a testament to the hard work of our team and demonstrates the exceptional quality of the business we have built.”

About GFL

GFL is the fourth largest diversified environmental services company in North America, providing comprehensive solid waste management services from its platform of facilities throughout Canada and 19 U.S. states. GFL has a workforce of more than 17,000 employees across its organization.

Forward-Looking Information

This release includes certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable U.S. and Canadian securities laws, respectively, including statements relating to GFL’s growth plans. Forward-looking information includes all statements that do not relate solely to historical or current facts and may relate to our future outlook, financial guidance and anticipated events or results and may include statements regarding our financial performance, financial condition or results, business strategy, growth strategies, budgets, operations and services. Particularly, statements regarding our expectations of future results, performance, achievements, prospects or opportunities and the markets in which we operate are forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, although not all forward-looking information includes those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, is subject to known and unknown risks, uncertainties, assumptions and other important factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to certain assumptions set out herein; our ability to obtain and maintain existing financing on acceptable terms; our ability to source and execute on acquisitions on terms acceptable to us; currency exchange and interest rates; commodity price fluctuations; our ability to implement price increases and surcharges; changes in waste volumes; labour, supply chain and transportation constraints; inflationary cost pressures; fuel supply and fuel price fluctuations; our ability to maintain a favourable working capital position; the impact of competition; the changes and trends in our industry or the global economy; changes to trade agreements, restrictions on trade, including sanctions, export controls, import duties, quotas, treaties, tariffs, trade wars, changes to trade and investment policies and other governmental actions; and changes in laws, rules, regulations, and global standards. Other important factors that could materially affect our forward-looking information can be found in the “Risk Factors” section of GFL’s annual information form for the year ended December 31, 2025 and GFL’s other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. Shareholders, potential investors and other readers are urged to consider these risks carefully in evaluating our forward-looking information and are cautioned not to place undue reliance on such information. There can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors not currently known to us or that we currently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The forward-looking information contained in this release represents our expectations as of the date of this release (or as the date it is otherwise stated to be made), and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable U.S. or Canadian securities laws. While the Company understands that certain parties remain interested in acquiring some or all of the stakes held by our financial sponsor shareholders, there can be no assurance that any transaction may result or, if it results, the terms thereof or that the result thereof will not have a material and adverse effect on the Company, its governance or value; and, while the Company currently intends to cooperate, to the extent required, with the parties to such discussions, there can be no assurance that such intention will not vary or change.

For further information:

Patrick Dovigi, Founder and Chief Executive Officer

+1 905-326-0101

pdovigi@gflenv.com